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                                                                     Exhibit 5.1

                                 THE KROGER CO.
                              Cincinnati, OH 45202

Paul W. Heldman
Senior Vice President, Secretary
and General Counsel



                September 14, 2000



Board of Directors
The Kroger Co.
1014 Vine Street
Cincinnati, OH  45202

Ladies and Gentlemen:

I am familiar with the proceedings taken and proposed to be taken by The Kroger Co., an Ohio corporation (the "Company"), in connection with the issuance of up to 12,000,000 shares of its Common Stock and 6,000,000 Preferred Stock Purchase Rights pursuant to the Company's Warrant Dividend Plan (the "Securities") along with an indeterminate number of interests of participation pursuant to The Kroger Co. Savings Plan (the "Plan"). I have acted as counsel to the Company in connection with its preparation of a Registration Statement relating to such issuance on Form S-8 to be filed by the Company with the Securities and Exchange Commission for the registration of the Securities and interests of participation under the Securities Act of 1933, as amended. I have examined the above-mentioned documents, the Amended Articles of Incorporation and Regulations of the Company, the corporate minutes of the proceedings of the directors and shareholders of the Company, and such other records and documents of the Company as I have deemed necessary in order to express the opinions hereinafter set forth.

Based upon the foregoing, and assuming compliance with applicable federal and state securities laws, I am of the opinion that:

(i) when the Securities are issued pursuant to the Plan, they will be duly authorized, validly issued and outstanding, fully paid and non-assessable;

(ii) when issued pursuant to the Plan, the interests of participation will be validly issued;

(iii) certain plan amendments since December 31, 1994, as of which date a Determination Letter was issued by the Internal Revenue Service regarding the Plan, comply with the technical provisions of the Employee Retirement Income Security Act of 1974, as amended (hereinafter "ERISA") and the Internal Revenue Code of 1986, as amended (hereinafter the "Code") pertaining to the Plan, although it should be noted that whether any plan qualifies under the Code is a question based upon factual considerations prevailing at any given time. While this opinion is not binding upon any governmental agency, I believe the Internal Revenue Service would act favorably upon submission of the Plan with a request for a determination letter to the same effect as this opinion. I note that the Internal Revenue Service may
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require that modifications be made to the Plan. The Company, however, has expressly reserved the right in the Plan to make such modifications to the Plan as are required to obtain receipt of a favorable determination letter from the Internal Revenue Service.

This opinion is based upon the Plan as it is now designed and drafted and upon the provisions of ERISA, the Code, governmental regulations and judicial authorities in effect as at the date of this opinion letter, any of which may change in the future with retroactive effect.

I consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me in the Registration Statement as having passed upon the legality of the Securities and interests of participation offered thereby on behalf of the Company.

                                                 Very truly yours,


                                                 (Paul W. Heldman)
                                                 PAUL W. HELDMAN